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December 4, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Irene Paik

Re:	Cue Biopharma, Inc. Registration Statement on Form S-1 Filed September 21, 2017 File No. 333-220550

Dear Ms. Paik:

On behalf of Cue Biopharma, Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) on November 30, 2017 with respect to the Company’s registration statement on Form S-1 (File No. 333-220550) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is filing by EDGAR Amendment No. 3 to the Registration Statement (the “Registration Statement Amendment”) responding to the Staff’s comments as noted below. The bold type below is the Staff’s comments and the regular type constitutes the Company’s responses thereto.

The Offering, page 12

1.	Please expand the discussion of the escrow account to clarify that the funds will not be released from escrow until you secure the listing on the Nasdaq Capital Market and that all funds will be returned to investors if you are unable to secure the listing.

Revised disclosure responding to this comment has been added on the cover page and pages 11, 12 and 32 of the Registration Statement Amendment.

Business

Our Collaboration Agreement with Merck, page 58

2.	We note your agreement with Merck required you to "forebear from researching, developing or licensing to a third party rights related to any Cue Biologics drug candidate for the treatment of autoimmune disease." Please revise the disclosure throughout your filing to clarify how this provision impacts your current operations and your strategic plans. For example:

U.S. Securities and Exchange Commission

December 4, 2017

•	On page 1 you indicate you are "developing a novel and proprietary class of biologic drugs ....to treat a broad range of cancers and autoimmune disorders."

•	On page 2 in the discussion of your approach for next generation immunotherapies, you discuss Type 1 diabetes, celiac disease, arthritis and other autoimmune diseases.

•	On page 3, you state that you are expanding your technology to "generate highly promising and novel immunotherapeutics for the treatment of debilitating autoimmune disorders."

•	On page 41, you indicate that you intend to use proceeds from the offering to "optimize drug scaffold for the treatment of autoimmune indications...".

Revised disclosure responding to this comment has been added on pages 6, 8, 19, 50, 53 and 55 of the Registration Statement Amendment.

3.	Please revise your description of the Collaboration Agreement with Merck to provide the following information:

•	the duration of the agreement and royalty term;

•	your rights and performance obligations under the agreement;

•	termination provisions;

•	up-front payment to be received;

•	whether the up-front payment is refundable or not;

•	aggregate future potential milestone payment to be received for each of the research, development, regulatory and/or commercial milestone categories, if applicable; and

•	royalty rates or a royalty range within a ten-percent range if confidential treatment is requested.

Please also file the Collaboration Agreement as an exhibit to your registration statement. Alternatively, please provide us with an analysis supporting your determination that the agreement is not a required exhibit. See Item 601(b)(10) of Regulation S-K.

Revised disclosure responding to this comment has been added on pages 55 and 56 of the Registration Statement Amendment. In addition, the Collaboration has been filed with the Registration Statement Amendment as Exhibit No. 10.21.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

U.S. Securities and Exchange Commission

December 4, 2017

Very truly yours,

/s/ Mark Busch

Mark Busch

cc:	Daniel Passeri, Chief Executive Officer

Gary Schuman, Chief Financial Officer